For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca
416-941-4422

Sears Canada Provides Update on Real Estate Initiatives

TORONTO - November 13, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) is providing today an update on recent initiatives regarding its real estate portfolio.

“Sears Canada is committed to being a retailer of choice for Main Street Canadian consumers,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “We are becoming a more focused Company, and will concentrate our resources and management talent on revitalizing our core retail business and customer experience across multiple channels, media, and brands - from in-store, to mobile, to online, to social media.

“Our core retail business requires a strong balance sheet with surplus liquidity. We have substantial non-core assets, and there continue to be numerous opportunities for the company to be more efficient and creative with its asset base. We will continue to be opportunistic in building surplus capital by monetizing these assets, including parts of our non-core real-estate portfolio. We will use our balance sheet and asset base to create value for the Company and to enable us to focus on restoring Sears Canada’s core retail business to an iconic position in the Canadian retail landscape, all within the context of a disciplined framework for capital allocation.

“Today we are announcing three new transactions, as well as providing a status update on transactions announced as of the end of the second quarter.”

Previously Disclosed Real Estate Initiatives

•
Announced on September 2, 2015 the sale of a distribution centre for $18.125 million and the sale and leaseback of a non-mall based property for $10.0 million which we will continue to operate post-sale. Both transactions are expected to close in the fourth quarter of 2015.

Newly Announced Real Estate Initiatives

•	Formalized an agreement with Concord Pacific Real Estate Developments Ltd. to pursue the development of certain lands.

•	Agreed to sell a distribution centre, which the Company has exited, for $8.5 million. This transaction is expected to close in the fourth quarter of 2015.

•
Entered into an agreement with Tamworth Properties Inc., an affiliate of Metrus Properties, for the sale and leaseback of the Company’s distribution centre located in Vaughan, Ontario, for $100.0 million, which is expected to close in the first quarter of 2016. The Company will lease back the facility and continue operating the distribution centre with no resulting staffing reduction or disruption of service.

All sale transactions above are subject to customary closing conditions.

“Sears Canada is taking a proactive approach to its real estate strategy,” added Mr. Stranzl. “We will evaluate all opportunities to optimize our retail and logistics footprint, including additional shop-in-shop concepts, rationalization of store and distribution centre space, and subleasing or subdividing stores. Our store network has enormous value as a distribution channel to reach Canadian consumers. We will continue to evaluate opportunities and creative structures for the Company to create value with its asset base, all within the context of revitalizing Sears Canada’s core retail business and maintaining a strong balance sheet.”

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 166 corporate stores, 177 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Disclaimer and Cautionary Notes Regarding Forward-Looking Statements
Although the Company believes that the forward-looking information presented with respect to this announcement is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. In particular, there can be no assurance that these transactions will close. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.